Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The shareholders of the Company have duly passed a special resolution to approve the removal of Mr. Yang Rong as a director with effect from the close of the special general meeting at the special general meeting of the Company held on Friday, 22 November 2002.

Reference is made to the announcement (the “Announcement”) of Brilliance China Automotive Holdings Limited (the “Company”) dated 23 October 2002. The directors of the Company wish to announce that the shareholders of the Company at the special general meeting of the Company held on Friday, 22 November 2002 have duly passed a special resolution to approve the removal of Mr. Yang Rong (“Mr. Yang”) as a director with effect from the close of the special general meeting. As stated in the Announcement, in view of the minimal role of Mr. Yang in the management, operation and business of the Company and its subsidiaries (the “Group”), the removal of Mr. Yang as a director of the Company is not expected to affect the normal business operation and management of the Group.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An Chairman

Hong Kong SAR, 22 November 2002